





UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53434

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/20 (MM/DD/YY) AND ENDING 03/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Selalu Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 White Birch Road
(No. and Street)

Redding	CT	06896
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol Ann Kinzer 678-525-0992
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jerome Davies, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

3605 Sandy Plains Rd., Ste 240-480	Marietta	GA	30066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Donna Anderson Schole, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Selalu Partners, LLC, as of March 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRISTEN E PAPUCCI
Notary Public
Connecticut
My Commission Expires Dec 31 2021

Signature

Managing Member

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SELALU PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION FOR THE YEAR ENDED
MARCH 31, 2021
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PURSUANT TO SEC RULE 17a-5

This report is filed in accordance with Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.



JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Selalu Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Selalu Partners, LLC (the "Company") as of March 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of March 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Jerome Davies, CPA, P.C

We have served as the Company's auditor since 2018.

Marietta, GA

May 27, 2021

SELALU PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2021

ASSETS

Cash	$	26,313
Prepaid expenses		2,165
Total assets	$	28,478

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable	$	5,581
Unearned revenue		2,667
Total liabilities		8,248

MEMBER'S EQUITY

		20,230
Total Liabilities and member's equity	$	28,478

The accompanying notes are an integral part of these financial statements.

SELALU PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2021

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
The Company was organized on July 28, 2000 as a Delaware limited liability company to conduct business as a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a limited purpose broker-dealer whose primary activity is the marketing of funds. As a limited liability company, the Member's liability is limited to its investment.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue

The Company recognizes revenue from contracts with customers in accordance with ASC 606 *Revenue from Contracts with Customers* which creates a single framework for recognizing revenue from contracts with customers that fall within its scope. The Company recognizes revenue when it satisfies performance obligations by transferring control over goods or services to a customer.

The Company receives referral fees that are non-refundable fixed fees paid upon execution of the agreement with the customer. The Company recognizes a portion of such revenue at a point in time upon satisfaction of certain distinct performance obligations. The Company also recognizes a portion of referral fees monthly over the term of the agreement, as the related performance obligations are simultaneously provided to the customer and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specified contract. Referral fees received from customers prior to recognizing revenue are reflected as unearned revenue on the accompanying statement of financial condition.

6

SELALU PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS (Continued)

Accounts Receivable

Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client. The carry amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amount that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. No valuation allowance was necessary as of March 31, 2020.

NOTE 2 - PAYCHECK PROTECTION PROGRAM LOAN

The Company received a loan in the amount of $12,500 under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan was made in May 2020 and was forgiven on March 31, 2021.

The Company received a second loan in the amount of $20,833 under the Paycheck Protection Program established by the CARES Act. The loan was made in April 2021 and may be forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. The Company expects to spend 100% of loan proceeds to pay eligible expenses. The loan bears interest at a rate of 1% and is payable in monthly installments of principal and interest over 24 months beginning 10 months from the date of the last date of the covered period. The loan may be repaid at any time with no prepayment penalty.

NOTE 3 - NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. The Company's net capital, as computed under Rule 15c3-1, was $18,065 at March 31, 2021, which was $13,065 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital at March 31, 2021 is .46 to 1.

NOTE 4 - INCOME TAXES

The Company is a single member LLC for federal and state income tax purposes. A single member LLC is treated as a disregarded entity for income tax purposes. As such, all income or losses are reported on the Member's income tax returns. Accordingly, no income tax expense has been recorded in the financial statements.

The Company has evaluated all tax positions, including its status as a single member LLC, and has concluded that the Company has no uncertain tax positions that need to be evaluated under the Income Taxes Topic of FASB Accounting Standards Codification No. 740 ("FASB ASC740").

NOTE 5 - SUBSEQUENT EVENTS

Events subsequent to March 31, 2021 have been evaluated by management through the date the financial statements were issued, for the purpose of identifying events requiring recognition or disclosure in the financial statements for the year ended March 31, 2021.

NOTE 6– UNCERTAINTY

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic which continues to spread throughout the United States. The Company is monitoring the outbreak of COVID-19 and the related business and travel restrictions and changes to behavior intended to reduce its spread, and its impact on operations, financial position, cash flows, customer trends, customer payments, and the industry in general. Due to the rapid development and fluidity of this situation, the magnitude and duration of the pandemic and its impact on the Company's operations and liquidity is uncertain as of the date of this report. While there could ultimately be a material impact on operations and liquidity of the Company, at the time of issuance, the impact could not be determined.